FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month December 2014 No. 4

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On December 10, 2014, the registrant announce Participation at IC CAD 2014 to Showcase its Fast Growth in the Asia Pacific Region

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: December 10, 2014	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Participates at IC CAD 2014 to Showcase its Fast Growth in the Asia Pacific Region

Presentation and exhibit focus on TowerJazz’s advanced Power, CIS, SOI and
SiGe BiCMOS platforms

SHANGHAI, China, December 10, 2014 – TowerJazz, the global specialty foundry leader, today announced that China Country Manager, Lei Qin, will present “TowerJazz, the fastest growing foundry in Asia Pacific” at IC CAD 2014 on December 11-12, in Hong Kong Science Parks. TowerJazz will also exhibit at booth 1F 33-34 to showcase its foundry technologies and global footprint. TowerJazz’s presence at this important semiconductor industry conference further demonstrates its dedication to meeting the needs of Mainland China and Hong Kong customers.

According to a report by China Daily, it is estimated that China semiconductor consumption will increase to $177 billion in 2015 from $128 billion in 2010 and supply from Chinese semiconductor companies will grow from 4.5% of the total semiconductor consumption in China in 2010 to 9.6% in 2015.

TowerJazz’s presentation at IC CAD will focus on the availability of its advanced specialty technologies as well as its expanded manufacturing capabilities with three fabs in Japan through its enterprise with TowerJazz Panasonic Semiconductor Co. (TPSCo).  TowerJazz’s process offerings include front-end module (FEM) development, highly integrated 700V technology to meet the green standards for BLDC motor drivers and industrial LED lighting, and its 0.18um BCD with scalable LDMOS for Energy Harvesting, DC-DC converters and LED backlighting, in addition to its high definition FSI for 800M and above pixel CMOS image sensors.

“We have been growing our technical support capabilities in China over the past few years to serve the large market in the Asia Pacific region. In addition, we have made available extensive capacity by strategically partnering with Panasonic Corporation to offer manufacturing in three fabs in Japan,” said Dani Ashkenazi, Vice President of Sales for APAC and Israel. “We are excited to again participate at IC CAD to further showcase our dedication to serving the China market as well as the entire APAC region. We look forward to meeting with our customers and potential customers and partners to explore new business opportunities.”

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor, Inc. and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RF CMOS, CMOS Image Sensor, integrated Power Management (BCD & 700V), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.
To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm & 200mm), one in the U.S. (200mm), and four in Japan (200mm & 300mm). Three of the Japan fabs are available through TowerJazz Panasonic Semiconductor Company (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz offers leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies.  For more information, please visit: www.towerjazz.com.

TowerJazz Company Contact in Asia: Shoko Saimiya |  saimiya@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com